UNITED STATES
ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2 to
Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[X]

Southern Star Group Limited
(Name of Subject Company)

Not applicable
(Translation of Subject Company's Name into English (if applicable))

Commonwealth of Australia
(Jurisdiction of Subject Company's Incorporation or Organization)

Southern Cross Broadcasting (Australia) Limited
(Name of Person(s) Furnishing Form)

Ordinary Shares
(Title of Class of Subject Securities)

Not applicable
(CUSIP Number of Class of Securities (if applicable))

Maureen Barron, General Manager, Corporate
Level 9, 8 West Street, North Sydney, NSW, Australia 2060, Phone: +61 2 9202 8555
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

February 13, 2004
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) Notice under Section 630(3) of the Australian Corporations Act dated April 7, 2004, relating to the offer made by Southern Cross Broadcasting (Australia) Limited, a corporation incorporated under the laws of the Commonwealth of Australia for the entire issued share capital of Southern Star Group Limited, a company organized under the laws of the Commonwealth of Australia, is attached hereto as Attachment 1.

Item 2. Informational Legends

Not applicable

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable

(2) Not applicable

(3) Not applicable

PART III – CONSENT TO SERVICE OF PROCESS

(1) On February 6, 2004, Southern Cross Broadcasting (Australia) Limited filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

(2) Southern Cross Broadcasting (Australia) Limited undertakes to promptly communicate any change in the name or address of an agent for service to the Commission by amendment of the above-referenced Form F-X.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SOUTHERN CROSS BROADCASTING (AUSTRALIA) LIMITED

By: ______________________________

Name: Edward Chia
Title: Company Secretary

Date: 8 April, 2004

ATTACHMENT 1

NOTICE UNDER SECTION 630(3) OF THE CORPORATIONS ACT

STATUS OF DEFEATING CONDITIONS

To:

1. Southern Star Group Limited

2. Australian Stock Exchange Limited

Southern Cross Broadcasting (Australia) Limited ACN 006 186 974 (**"Southern Cross"**) gives notice under section 630(3) of the Corporations Act, in relation to its offer dated 13 February 2004 under a takeover bid for all of the ordinary shares in Southern Star Group Limited ACN 003 321 266 (**"Southern Star"**) (the **"Offer"**), that as at the date of this notice:

(a) Southern Cross has not declared its Offer free from the defeating conditions contained in the Offer (as set out in Section 2.12 of Southern Cross' Bidder's Statement dated 5 February 2004) (the **"Bidder's Statement"**);

(b) subject to paragraph (c), as far as Southern Cross knows, none of the defeating conditions contained in the Offer (as set out in Section 2.12 of the Bidder's Statement) have been fulfilled, but none of the events referred to in those conditions has occurred;

(c) as notified to Southern Star and ASX on 2 April 2004, the condition set out in Section 2.12(b) of the Bidder's Statement regarding options in Southern Star has been fulfilled;

(d) as at the date of this notice, Southern Cross' voting power in Southern Star is 67.94%.

DATED: 7 APRIL 2004

SIGNED for and on behalf of **SOUTHERN CROSS BROADCASTING (AUSTRALIA) LIMITED**:

....

Edward Chia
Company Secretary